Crown Dynamics Corp.

8399 E. Indian School Rd., Suite 202

Scottsdale, AZ 85251

October 19, 2012

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:      Crown Dynamics Corp.

Amendment No. 5 to Form 8-K

Filed September 13, 2012

File No. 333-169501

Dear Ms. Ravitz:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of October 9, 2012, pertaining to Amendment No. 5 of the Company’s Form 8-K as filed with the Securities & Exchange Commission (the “Commission”) on September 13, 2012 (the “Filing”), File No. 333-169501.

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 9, 2012.

General

1.	We note your response to prior comment 1. However, it appears that you have not filed this amendment under the correct file number. Please file all amendments under the correct file number, which is the file number used with the original 8-K to which this amendment relates.

Response:

In response to your comment, the Company has filed this amendment under the correct file number: “File No. 333-169501.”

Item 1. Business, page 4

2.	We note your response to prior comment 2 that the press releases were not intended to indicate that your products would be available for production and delivery until Fall 2012. However, we note your press release dated February 2, 2012 stating that you “[expect] to launch a consumer website where individuals will be able to purchase single units for personal use within the next 90 days,” your press release dated February 7, 2012 stating that your product’s “commercial service is now successfully in operation,” and your press release dated March 6, 2012 stating that you have “secured purchase orders by multiple vendors and [are] ramping up to deploy thousands of Pomcom units in 2012.” Please reconcile these statements with your statement that you did not intend to indicate that your products would be available prior to Fall 2012.

Response:

In consideration of your comment and upon review of our response to prior comment 2 and the statements made in the press releases addressed by the comment, please find the following clarifications which are intended to reconcile any possible conflicts.

In our response to prior comment 2, we had provided the following statement:

“In response to your comment, the press releases disseminated on February 2, 2012, February 7, 2012, February 16, 2012, March 2, 2012, and March 6, 2012 were intended to indicate that the product would be available for purchase in Spring 2012, but were not intended to indicate that they would be available for production and delivery until Fall 2012. The Form 8-K will be amended to avoid any confusion.”

In our press release dated February 2, 2012, we stated that we “[expect] to launch a consumer website where individuals will be able to purchase single units for personal use within the next 90 days (emphasis added).” The statement made in the press release reflected the Company’s intention to launch a consumer website through which the Company’s product would be made available for purchase. In fact, the Company does have a consumer website that was operational within 90 days that the statement in the press release was made. The web address of the consumer website referenced in the press release and addressed in the comment is:

•	http://shop.zorahllc.com/ProductList.aspx ..

In our press release dated February 7, 2012, we stated that our product’s “commercial service is now successfully in operation.” The statement made in the press release reflected that the Company’s product would be available for purchase, meaning that the Company was amenable to accepting purchase orders during that period of time.

In our press release dated March 6, 2012, we stated that we have “secured purchase orders by multiple vendors and [are] ramping up to deploy thousands of Pomcom units in 2012.” As of our March 6, 2012, the date the Company had made the statement in the press release, the Company had secured purchase orders from multiple vendors, namely “Position DNA” and “Zen Aptix.” However, pursuant to the terms of the purchase orders, production and delivery of units was anticipated to occur later in the year, Fall 2012. The contact information for these vendors is as follows:

  Robert W. Twitchell, Jr., PositionDNA, email: rtwitchell@positionDNA.com, telephone: 678-549-8886
  Ian de Beer, ZenAptix, email: ian@zenaptix.com, telephone: 27-21-882-8240

Ultimately, the statements made in the press releases were intended to notify the public that our product would be available for purchase and, when applicable, to notify the public that we had secured purchase orders. We indicated that production and delivery was expected for Fall 2012 was because we had secured purchase orders earlier in the year and we expected to produce and deliver the products in Fall 2012. Our ability to engage in production and delivery activities is contingent upon ensuring that we have purchasers for our product and is a distinct issue from the availability of our product for purchase.

In connection with the Company’s responding to the comments set forth in the October 9, 2012 letter, the Company acknowledges that:

•   The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jeffrey Rassas

Jeffrey Rassas

CEO and President